IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

RECD S.E.C.
JUN 27 2003
1086



03025660

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWMBS, INC. — 000906410
(Exact Name of Registrant as Specified in Charter) (Registrant CIK Number)

Form 8-K for June 27, 2003 — 333-103821
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)) (SEC File Number, if Available)

PROCESSED
JUL 08 2003
THOMSON
FINANCIAL

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on JUNE 27, 2003.

CWMBS, INC.

By: 
Darren Bigby
Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by CREDIT SUISSE FIRST BOSTON LLC	4
99.2	Computational Materials Prepared by COUNTRYWIDE SECURITIES CORPORATION	5

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON LLC

for

CWMBS, INC.

ALTERNATIVE LOAN TRUST 2003-13T1
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-31

CREDIT SUISSE | FIRST BOSTON

CWALT 03-13T1

GROUP 4

Pay rules

1. Pay nas priority amount to 4A4, 4A35, 4A34
2. According to the aggregate PAC schedule pay as follows
 i. Pay 33.3333333333 % first prorata to 4A1-4A3 & 4A5-4A12 and then to 4A13.
 ii. Pay 33.3333333333% first prorata to 4A14-4A22 and then to 4A23.
 iii. Pay 33.3333333333% first prorata to 4A24-4A30 and then to 4A31.
3. Pay 4A32 to zero.
4. *Disregarding the aggregate PAC schedule pay as follows*
 i. Pay 33.3333333333 % first prorata to 4A1-4A3 & 4A5-4A12 and then to 4A13.
 ii. Pay 33.3333333333% first prorata to 4A14-4A22 and then to 4A23.
 iii. Pay 33.3333333333% first prorata to 4A24-4A30 and then to 4A31.
5. Pay 4A33 to zero.
6. Pay 4A4, 4A35 and 4A34 to zero.

IO

4IO1 = (37.5/550) * (4A34+4A35)
4IO2 = (225/550) * (4A1-4A3+4A5-4A12)
4IO3 = (200/550) * (4A14-4A22)
4IO4 = (125/550) * (4A24-4A30)

Z bond.

4A33 is a Z – Accrete according to rules 2, 3, 4 and 5.

CWALT03-13T1G5 30 year 5.5's User ID: sijaz Deals Directory: /home/sijaz/interdeals

DEC TABLES REPORT Date: 05/21/2003 16:26:50 CMO Desk

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G5 Bond Name: 5A1

Months 480	PPC 75	PPC 85	PPC 100	PPC 125	PPC 150
Date	5A1	5A1	5A1	5A1	5A1
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	77.61	77.61	77.61	77.61	77.61
6/25/2005	57.10	57.10	57.10	57.10	57.10
6/25/2006	38.31	38.31	38.31	37.93	19.49
6/25/2007	21.12	21.12	21.12	9.90	0.00
6/25/2008	5.38	5.38	5.38	0.00	0.00
11/25/2008	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	2.50	2.50	2.50	2.32	2.03

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G5 30 year 5.5's User ID: sijaz Deals Directory: /home/sijaz/intexdeals

DEC TABLES REPORT Date: 05/21/2003 16:26:50 CMO Desk

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G5 Bond Name: 5A29

Months 480	PPC 75	PPC 85	PPC 100	PPC 125	PPC 150
Date	5A29	5A29	5A29	5A29	5A29
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	100.00	100.00	100.00	100.00	100.00
6/25/2005	100.00	100.00	100.00	100.00	100.00
6/25/2006	100.00	100.00	100.00	100.00	100.00
6/25/2007	100.00	100.00	100.00	100.00	75.82
6/25/2008	100.00	100.00	100.00	67.84	19.28
6/25/2009	77.73	77.73	77.73	32.31	0.00
6/25/2010	49.88	49.88	49.88	10.32	0.00
6/25/2011	32.58	32.58	32.58	0.00	0.00
6/25/2012	22.75	22.75	22.75	0.00	0.00
6/25/2013	17.76	17.76	17.76	0.00	0.00
6/25/2014	13.82	13.82	13.82	0.00	0.00
6/25/2015	10.74	10.74	10.74	0.00	0.00
6/25/2016	8.31	8.31	8.31	0.00	0.00
6/25/2017	6.42	6.42	6.42	0.00	0.00
6/25/2018	4.93	4.93	4.93	0.00	0.00
6/25/2019	3.78	3.78	3.78	0.00	0.00
6/25/2020	2.88	2.88	2.88	0.00	0.00
6/25/2021	2.18	2.18	2.18	0.00	0.00
6/25/2022	1.64	1.64	1.64	0.00	0.00
6/25/2023	1.22	1.22	1.22	0.00	0.00
6/25/2024	0.90	0.90	0.90	0.00	0.00
6/25/2025	0.66	0.66	0.66	0.00	0.00
6/25/2026	0.47	0.47	0.47	0.00	0.00
6/25/2027	0.33	0.33	0.33	0.00	0.00
6/25/2028	0.23	0.23	0.23	0.00	0.00
6/25/2029	0.15	0.15	0.15	0.00	0.00
6/25/2030	0.09	0.09	0.09	0.00	0.00
6/25/2031	0.05	0.05	0.05	0.00	0.00
6/25/2032	0.02	0.02	0.02	0.00	0.00
4/25/2033	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	8.15	8.15	8.15	5.68	4.50

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G5 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/intexdeals

DEC TABLES REPORT Date: 05/21/2003 16:26:50 **CMO Desk**

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G5 Bond Name: 5A13

Months 480	PPC 75	PPC 85	PPC 100	PPC 125	PPC 150
Date	5A13	5A13	5A13	5A13	5A13
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	80.71	80.71	80.71	80.71	80.71
6/25/2005	63.04	63.04	63.04	63.04	63.04
6/25/2006	46.85	46.85	46.85	46.52	30.63
6/25/2007	32.03	32.03	32.03	22.36	6.83
6/25/2008	18.47	18.47	18.47	4.51	0.00
6/25/2009	7.38	7.38	7.38	0.00	0.00
5/25/2010	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	3.00	3.00	3.00	2.67	2.31

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G5 30 year 5.5's User ID: sijaz Deals Directory: /home/sijaz/intexdeals

DEC TABLES REPORT Date: 05/21/2003 16:26:50 CMO Desk

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G5 Bond Name: 5A30

Months 480	PPC 75	PPC 85	PPC 100	PPC 125	PPC 150
Date	5A30	5A30	5A30	5A30	5A30
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	100.00	100.00	100.00	100.00	100.00
6/25/2005	100.00	100.00	100.00	100.00	100.00
6/25/2006	100.00	100.00	100.00	100.00	100.00
6/25/2007	100.00	100.00	100.00	100.00	100.00
6/25/2008	100.00	100.00	100.00	100.00	36.89
6/25/2009	100.00	100.00	100.00	61.81	0.00
6/25/2010	95.42	95.42	95.42	19.74	0.00
6/25/2011	62.32	62.32	62.32	0.00	0.00
6/25/2012	43.52	43.52	43.52	0.00	0.00
6/25/2013	33.96	33.96	33.96	0.00	0.00
6/25/2014	26.44	26.44	26.44	0.00	0.00
6/25/2015	20.54	20.54	20.54	0.00	0.00
6/25/2016	15.90	15.90	15.90	0.00	0.00
6/25/2017	12.28	12.28	12.28	0.00	0.00
6/25/2018	9.44	9.44	9.44	0.00	0.00
6/25/2019	7.23	7.23	7.23	0.00	0.00
6/25/2020	5.51	5.51	5.51	0.00	0.00
6/25/2021	4.17	4.17	4.17	0.00	0.00
6/25/2022	3.14	3.14	3.14	0.00	0.00
6/25/2023	2.34	2.34	2.34	0.00	0.00
6/25/2024	1.73	1.73	1.73	0.00	0.00
6/25/2025	1.26	1.26	1.26	0.00	0.00
6/25/2026	0.91	0.91	0.91	0.00	0.00
6/25/2027	0.64	0.64	0.64	0.00	0.00
6/25/2028	0.43	0.43	0.43	0.00	0.00
6/25/2029	0.28	0.28	0.28	0.00	0.00
6/25/2030	0.17	0.17	0.17	0.00	0.00
6/25/2031	0.09	0.09	0.09	0.00	0.00
6/25/2032	0.03	0.03	0.03	0.00	0.00
4/25/2033	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	10.00	10.00	10.00	6.39	4.94

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any *investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no* circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G5 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/intexdeals

DEC TABLES REPORT **Date:** 05/21/2003 16:26:50 **CMO Desk**

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G5 **Bond Name:** 5A22

Months 480	PPC 75	PPC 85	PPC 100	PPC 125	PPC 150
Date	5A22	5A22	5A22	5A22	5A22
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	82.57	82.57	82.57	82.57	82.57
6/25/2005	66.60	66.60	66.60	66.60	66.60
6/25/2006	51.98	51.98	51.98	51.68	37.32
6/25/2007	38.59	38.59	38.59	29.85	15.81
6/25/2008	26.34	26.34	26.34	13.72	1.00
6/25/2009	16.31	16.31	16.31	4.42	0.00
6/25/2010	9.02	9.02	9.02	0.00	0.00
6/25/2011	4.49	4.49	4.49	0.00	0.00
6/25/2012	1.91	1.91	1.91	0.00	0.00
6/25/2013	0.60	0.60	0.60	0.00	0.00
1/25/2014	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	3.50	3.50	3.50	3.00	2.54

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G5 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/intexdeals

DEC TABLES REPORT Date: 05/21/2003 16:26:50 CMO Desk

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G5 Bond Name: 5A31

Months 480	PPC 75	PPC 85	PPC 100	PPC 125	PPC 150
Date	5A31	5A31	5A31	5A31	5A31
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	100.00	100.00	100.00	100.00	100.00
6/25/2005	100.00	100.00	100.00	100.00	100.00
6/25/2006	100.00	100.00	100.00	100.00	100.00
6/25/2007	100.00	100.00	100.00	100.00	100.00
6/25/2008	100.00	100.00	100.00	100.00	100.00
6/25/2009	100.00	100.00	100.00	100.00	0.00
6/25/2010	100.00	100.00	100.00	66.80	0.00
6/25/2011	100.00	100.00	100.00	0.00	0.00
6/25/2012	100.00	100.00	100.00	0.00	0.00
6/25/2013	100.00	100.00	100.00	0.00	0.00
6/25/2014	89.47	89.47	89.47	0.00	0.00
6/25/2015	69.48	69.48	69.48	0.00	0.00
6/25/2016	53.81	53.81	53.81	0.00	0.00
6/25/2017	41.53	41.53	41.53	0.00	0.00
6/25/2018	31.94	31.94	31.94	0.00	0.00
6/25/2019	24.46	24.46	24.46	0.00	0.00
6/25/2020	18.64	18.64	18.64	0.00	0.00
6/25/2021	14.12	14.12	14.12	0.00	0.00
6/25/2022	10.62	10.62	10.62	0.00	0.00
6/25/2023	7.93	7.93	7.93	0.00	0.00
6/25/2024	5.86	5.86	5.86	0.00	0.00
6/25/2025	4.27	4.27	4.27	0.00	0.00
6/25/2026	3.07	3.07	3.07	0.00	0.00
6/25/2027	2.15	2.15	2.15	0.00	0.00
6/25/2028	1.47	1.47	1.47	0.00	0.00
6/25/2029	0.96	0.96	0.96	0.00	0.00
6/25/2030	0.58	0.58	0.58	0.00	0.00
6/25/2031	0.31	0.31	0.31	0.00	0.00
6/25/2032	0.12	0.12	0.12	0.00	0.00
4/25/2033	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	14.35	14.35	14.35	7.29	5.40

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G5 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/intexdeals

DEC TABLES REPORT Date: 05/21/2003 16:26:50 **CMO Desk**

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G5 Bond Name: 5A32

Months 480	PPC 75	PPC 85	PPC 100	PPC 125	PPC 150
Date	5A32	5A32	5A32	5A32	5A32
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	89.84	84.89	77.45	65.01	52.50
6/25/2005	71.18	61.50	47.33	24.67	3.20
6/25/2006	57.46	44.82	26.86	0.00	0.00
6/25/2007	47.74	33.47	13.78	0.00	0.00
6/25/2008	41.26	26.31	6.29	0.00	0.00
6/25/2009	38.14	23.51	4.57	0.00	0.00
6/25/2010	34.61	20.82	3.59	0.00	0.00
6/25/2011	30.48	17.91	2.81	0.00	0.00
6/25/2012	26.23	15.07	2.20	0.00	0.00
6/25/2013	22.24	12.50	1.71	0.00	0.00
6/25/2014	18.78	10.32	1.33	0.00	0.00
6/25/2015	15.80	8.50	1.04	0.00	0.00
6/25/2016	13.23	6.97	0.80	0.00	0.00
6/25/2017	11.03	5.68	0.62	0.00	0.00
6/25/2018	9.15	4.62	0.48	0.00	0.00
6/25/2019	7.55	3.73	0.36	0.00	0.00
6/25/2020	6.19	3.00	0.28	0.00	0.00
6/25/2021	5.04	2.39	0.21	0.00	0.00
6/25/2022	4.08	1.89	0.16	0.00	0.00
6/25/2023	3.27	1.49	0.12	0.00	0.00
6/25/2024	2.59	1.16	0.09	0.00	0.00
6/25/2025	2.02	0.89	0.06	0.00	0.00
6/25/2026	1.56	0.67	0.05	0.00	0.00
6/25/2027	1.17	0.49	0.03	0.00	0.00
6/25/2028	0.86	0.35	0.02	0.00	0.00
6/25/2029	0.60	0.24	0.01	0.00	0.00
6/25/2030	0.39	0.15	0.01	0.00	0.00
6/25/2031	0.22	0.09	*	0.00	0.00
6/25/2032	0.09	0.03	*	0.00	0.00
4/25/2033	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	6.16	4.47	2.46	1.44	1.10

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affililiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G5 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/intexdeals

DEC TABLES REPORT Date: 05/21/2003 16:28:44 **CMO Desk**

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G5 Bond Name: 5A33

Months 480	PPC 75	PPC 85	PPC 100	PPC 125	PPC 150
Date	5A33	5A33	5A33	5A33	5A33
6/30/2003	100.00	100.00	100.00	100.00	100.00
1/25/2004	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	0.45	0.30	0.17	0.09	0.07

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G5 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/intexdeals

DEC TABLES REPORT Date: 05/21/2003 16:28:44 CMO Desk

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G5 Bond Name: 5A34

Months 480	PPC 75	PPC 85	PPC 100	PPC 125	PPC 150
Date	5A34	5A34	5A34	5A34	5A34
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	88.94	84.04	76.67	64.36	51.98
6/25/2005	70.47	60.88	46.86	24.43	3.17
6/25/2006	56.88	44.37	26.60	0.00	0.00
6/25/2007	47.26	33.13	13.64	0.00	0.00
6/25/2008	40.85	26.05	6.23	0.00	0.00
6/25/2009	37.76	23.28	4.52	0.00	0.00
6/25/2010	34.26	20.61	3.55	0.00	0.00
6/25/2011	30.17	17.73	2.78	0.00	0.00
6/25/2012	25.97	14.92	2.17	0.00	0.00
6/25/2013	22.02	12.37	1.70	0.00	0.00
6/25/2014	18.59	10.22	1.32	0.00	0.00
6/25/2015	15.64	8.41	1.03	0.00	0.00
6/25/2016	13.09	6.90	0.79	0.00	0.00
6/25/2017	10.91	5.63	0.61	0.00	0.00
6/25/2018	9.05	4.57	0.47	0.00	0.00
6/25/2019	7.47	3.69	0.36	0.00	0.00
6/25/2020	6.13	2.97	0.28	0.00	0.00
6/25/2021	4.99	2.37	0.21	0.00	0.00
6/25/2022	4.04	1.88	0.16	0.00	0.00
6/25/2023	3.23	1.47	0.12	0.00	0.00
6/25/2024	2.56	1.14	0.09	0.00	0.00
6/25/2025	2.00	0.88	0.06	0.00	0.00
6/25/2026	1.54	0.66	0.05	0.00	0.00
6/25/2027	1.16	0.49	0.03	0.00	0.00
6/25/2028	0.85	0.35	0.02	0.00	0.00
6/25/2029	0.59	0.24	0.01	0.00	0.00
6/25/2030	0.39	0.15	0.01	0.00	0.00
6/25/2031	0.22	0.09	*	0.00	0.00
6/25/2032	0.09	0.03	*	0.00	0.00
4/25/2033	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	6.11	4.43	2.44	1.43	1.09

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G5 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/interdeals

DEC TABLES REPORT Date: 05/21/2003 16:28:44 **CMO Desk**

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G5 Bond Name: 5A4

Months 480	PPC 75	PPC 85	PPC 100	PPC 125	PPC 150
Date	5A4	5A4	5A4	5A4	5A4
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	100.00	100.00	100.00	100.00	100.00
6/25/2005	100.00	100.00	100.00	100.00	100.00
6/25/2006	100.00	100.00	100.00	100.00	100.00
6/25/2007	100.00	100.00	100.00	100.00	100.00
6/25/2008	100.00	100.00	100.00	100.00	100.00
6/25/2009	93.57	92.91	91.90	90.17	77.23
6/25/2010	86.02	84.61	82.48	78.89	45.13
6/25/2011	76.42	74.11	70.68	64.99	26.61
6/25/2012	65.60	62.42	57.81	46.10	16.55
6/25/2013	54.39	50.53	45.11	33.72	11.30
6/25/2014	44.99	40.82	35.12	24.61	7.70
6/25/2015	37.13	32.89	27.27	17.92	5.23
6/25/2016	30.55	26.42	21.12	13.01	3.55
6/25/2017	25.05	21.16	16.30	9.42	2.39
6/25/2018	20.47	16.88	12.54	6.79	1.61
6/25/2019	16.65	13.41	9.60	4.87	1.08
6/25/2020	13.48	10.60	7.32	3.48	0.72
6/25/2021	10.85	8.34	5.54	2.47	0.48
6/25/2022	8.68	6.51	4.17	1.74	0.31
6/25/2023	6.88	5.04	3.11	1.22	0.21
6/25/2024	5.40	3.86	2.30	0.84	0.13
6/25/2025	4.19	2.92	1.68	0.58	0.08
6/25/2026	3.19	2.18	1.20	0.39	0.05
6/25/2027	2.38	1.59	0.85	0.26	0.03
6/25/2028	1.73	1.12	0.58	0.16	0.02
6/25/2029	1.20	0.76	0.38	0.10	0.01
6/25/2030	0.78	0.48	0.23	0.06	0.01
6/25/2031	0.44	0.27	0.12	0.03	*
6/25/2032	0.17	0.10	0.05	0.01	*
4/25/2033	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	11.62	11.11	10.49	9.53	7.54

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G5 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/intexdeals

DEC TABLES REPORT Date: 05/21/2003 16:28:44 **CMO Desk**

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G5 Bond Name: 5B1

Months 480	PPC 75	PPC 85	PPC 100	PPC 125	PPC 150
Date	5B1	5B1	5B1	5B1	5B1
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	98.78	98.78	98.78	98.78	98.78
6/25/2005	97.48	97.48	97.48	97.48	97.48
6/25/2006	96.11	96.11	96.11	96.11	96.11
6/25/2007	94.64	94.64	94.64	94.64	94.64
6/25/2008	93.09	93.09	93.09	93.09	93.09
6/25/2009	87.10	86.49	85.55	83.93	82.24
6/25/2010	80.07	78.76	76.78	73.43	70.03
6/25/2011	71.14	68.99	65.79	60.55	55.43
6/25/2012	61.06	58.10	53.81	47.04	40.76
6/25/2013	50.63	47.04	41.99	34.42	27.83
6/25/2014	41.88	38.00	32.69	25.12	18.96
6/25/2015	34.56	30.62	25.39	18.29	12.88
6/25/2016	28.43	24.60	19.66	13.28	8.73
6/25/2017	23.32	19.70	15.18	9.61	5.90
6/25/2018	19.05	15.72	11.67	6.93	3.97
6/25/2019	15.50	12.49	8.94	4.97	2.66
6/25/2020	12.55	9.87	6.81	3.55	1.77
6/25/2021	10.10	7.76	5.16	2.52	1.18
6/25/2022	8.08	6.06	3.88	1.78	0.77
6/25/2023	6.40	4.69	2.90	1.25	0.51
6/25/2024	5.03	3.59	2.14	0.86	0.33
6/25/2025	3.90	2.72	1.56	0.59	0.21
6/25/2026	2.97	2.03	1.12	0.40	0.13
6/25/2027	2.22	1.48	0.79	0.26	0.08
6/25/2028	1.61	1.05	0.54	0.17	0.05
6/25/2029	1.12	0.71	0.35	0.10	0.03
6/25/2030	0.72	0.45	0.21	0.06	0.01
6/25/2031	0.41	0.25	0.11	0.03	0.01
6/25/2032	0.16	0.10	0.04	0.01	*
4/25/2033	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	11.00	10.53	9.94	9.20	8.65

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Deal Summary Report

CWALT03-13T1G5 30 year 5.5's

Date:05/21/2003 16:24:20
Closing Date: 6/30/2003
First Pay: 7/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148 Pac Bands I: 8- 20 II: 0- 0 III: 0- 0
WHOLE 30 year Pricing Speed: 100 PPC
Pacl %: 54.06
WAC:6.10 WAM:358.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Margin	Yield	Price %	Description	Cap	Mult	Bal %
5IO1	19,473,545.45	5.50000	7/03-11/08	2.50		0.00							5.54
5A1	4,327,454.00	2.00000	7/03-11/08	2.50		0.00							1.23
5A2	4,327,455.00	2.25000	7/03-11/08	2.50		0.00							1.23
5A3	4,327,454.00	2.50000	7/03-11/08	2.50		0.00							1.23
5A5	4,327,455.00	2.75000	7/03-11/08	2.50		0.00							1.23
5A6	4,327,454.00	3.00000	7/03-11/08	2.50		0.00							1.23
5A7	4,327,455.00	3.25000	7/03-11/08	2.50		0.00							1.23
5A8	4,327,454.00	3.50000	7/03-11/08	2.50		0.00							1.23
5A9	4,327,455.00	3.75000	7/03-11/08	2.50		0.00							1.23
5A10	4,327,454.00	4.00000	7/03-11/08	2.50		0.00							1.23
5A11	4,327,455.00	4.25000	7/03-11/08	2.50		0.00							1.23
5A12	4,327,455.00	4.50000	7/03-11/08	2.50		0.00							1.23
5A29	16,017,515.00	5.50000	11/08- 4/33	8.15		0.00							1.23
5IO2	20,089,454.55	5.50000	7/03- 5/10	3.00		0.00							4.56
5A13	6,138,444.00	2.50000	7/03- 5/10	3.00		0.00							5.72
5A14	6,138,444.00	2.75000	7/03- 5/10	3.00		0.00							1.75
5A15	6,138,445.00	3.00000	7/03- 5/10	3.00		0.00							1.75
5A16	6,138,444.00	3.25000	7/03- 5/10	3.00		0.00							1.75
5A17	6,138,445.00	3.50000	7/03- 5/10	3.00		0.00							1.75
5A18	6,138,444.00	3.75000	7/03- 5/10	3.00		0.00							1.75
5A19	6,138,445.00	4.00000	7/03- 5/10	3.00		0.00							1.75
5A20	6,138,444.00	4.25000	7/03- 5/10	3.00		0.00							1.75
5A21	6,138,445.00	4.50000	7/03- 5/10	3.00		0.00							1.75
5A30	8,373,515.00	5.50000	5/10- 4/33	10.00		0.00							2.38
5IO3	13,689,090.91	5.50000	7/03- 1/14	3.50		0.00							3.90
Tot: 41	351,323,000	4.66633		4.22									

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	351.323	5.500	PPC 100	358	2	1556.556	6.100

1 351.323 5.5000 358.0 2.0 1556.556

Yield Curve

Yr	2.01	4.88	9.89	27.89
Yld	1.537	2.808	3.954	4.928

Indices

1ML
1.320

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Deal Summary Report

CWALT03-13T1G5 30 year 5.5's

Date:05/21/2003 16:24:20
Closing Date: 6/30/2003
First Pay: 7/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148 Pac Bands I: 8- 20 II: 0- 0 III: 0- 0
WHOLE 30 year Pricing Speed: 100 PPC
WAC:6.10 WAM:358.00
Pacl %: 54.06

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Margin	Yield	Price %	Description	Cap	Mult	Bal %
5A22	8,604,571.00	3.50000	7/03- 1/14	3.50		0.00							2.45
5A23	8,604,571.00	3.75000	7/03- 1/14	3.50		0.00							2.45
5A24	8,604,572.00	4.00000	7/03- 1/14	3.50		0.00							2.45
5A25	8,604,571.00	4.25000	7/03- 1/14	3.50		0.00							2.45
5A26	8,604,572.00	4.50000	7/03- 1/14	3.50		0.00							2.45
5A27	8,604,571.00	4.75000	7/03- 1/14	3.50		0.00							2.45
5A28	8,604,572.00	5.00000	7/03- 1/14	3.50		0.00							2.45
5A31	2,437,970.00	5.50000	1/14- 4/33	14.35		0.00							0.69
5A32	36,113,700.00	5.50000	7/03- 4/33	2.46		0.00							10.28
5A33	364,785.00	5.50000	7/03- 9/03	0.17		0.00							0.10
5A34	26,750,889.00	2.67000	7/03- 4/33	2.44		1ML	+ 1.35			* 1ML + 1.350000 cap: 7.	7.5	1.00	7.61
5A35	9,727,596.00	13.28250	7/03- 4/33	2.44		1ML	+16.91			* 16.912 + -2.750 * 1M	16.9	-2.75	2.77
5A36	28,233,880.00	2.92000	7/03- 4/33	2.44		1ML	+ 1.60			* 1ML + 1.600000 cap: 7.	7.0	1.00	8.04
5A37	7,700,150.00	14.96000	7/03- 4/33	2.44		1ML	+19.80			* 19.800 + -3.667 * 1M	19.8	-3.67	2.19
5A4	33,200,000.00	5.50000	7/08- 4/33	10.49		0.00							9.45
5B1	19,323,000.00	5.50000	7/03- 4/33	9.94		0.00				*Sub. Bond, 5.50 percen			5.50

Tot: 41 351,323,000 4.66633 4.22

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	351.323	5.500	PPC 100	358	2	1556.556	6.100

1 351.323 5.5000 358.0 2.0 1556.556

Yield Curve

Yr	2.01	4.88	9.89	27.89
Yld	1.537	2.808	3.954	4.928

Indices

1ML
1.320

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Deal Summary Report

CWALT03-13T1G5 30 year 5.5's

Date:05/21/2003 16:24:20
Closing Date: 6/30/2003
First Pay: 7/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148 Pac Bands I: 8- 20 II: 0- 0 III: 0- 0
WHOLE 30 year Pricing Speed: 100 PPC
Pacl %: 54.06
WAC:6.10 WAM:358.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Yield Margin	Price %	Description	Cap	Mult	Bal %
Tot: 41	351,323,000	4.66633		4.22								

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	351.323	5.500	PPC 100	358	2	1556.556	6.100

1 351.323 5.5000 358.0 2.0 1556.556

Yield Curve

Yr	2.01	4.88	9.89	27.89
Yld	1.537	2.808	3.954	4.928

Indices

1ML
1.320

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CREDIT SUISSE | FIRST BOSTON

CWALT 03-13T1

GROUP 5

Pay rules

1. Pay nas priority amount to 5A4
2. According to the aggregate PAC schedule pay as follows
 i. Pay 33.5000000000% first prorata to 5A1-5A3 & 5A5-5A12 and then to 5A29.
 ii. Pay 33.5000000000 % first prorata to 5A13-5A21 and then to 5A30.
 iii. Pay 33.0000000000% first prorata to 5A22-5A28 and then to 5A31.
3. Pay 66.5000000000% prorata to , 5A34- 5A37
4. Pay 33.5000000000% as follows
 i. Pay 5A32 to its TAC schedule.
 ii. Pay 5A33 to zero.
 iii. Pay 5A32 regardless of its TAC schedule.
5. Disregarding the aggregate PAC schedule pay as follows
 i. Pay 33.5000000000% first prorata to 5A1-5A3 & 5A5-5A12 and then to 5A29.
 ii. Pay 33.5000000000 % first prorata to 5A13-5A21 and then to 5A30.
 iii. Pay 33.0000000000% first prorata to 5A22-5A28 and then to 5A31.
6. Pay 5A4 to zero.

IO

5IO1 = (5A1-5A3 + 5A5-5A12) * (225/550)
5IO2 = (5A13-5A21) * (200/550)
5IO3 = (5A22-5A28) * (125/550)

Z bond.

5A33 is a Z – Accrete as follows.

i. Pay 5A32 to its TAC schedule.
ii. Pay 5A33 to zero.
iii. Pay 5A32 regardless of its TAC schedule.

Floaters

5A34: L+135; 7.5cap; 1.35 floor; 24day delay;
5A36: L+160; 7cap; 1.6 floor; 24 day delay

Inverses

5A35: 16.912 – 2.75 * L; 16.912 cap, 0 floor, 24 day delay; non notional
5A37: 19.8 – 3.667 * L; 19.8 cap; 0 floor, 24 day delay; non notional

CREDIT SUISSE | FIRST BOSTON

CWALT 03-13

GROUP 6

Pay rules

1. Pay 6A4, 6A21 and 6A22 prorata their nas priority amount.
2. Pay 50.0000000000% first to 6A1-6A3 and 6A5-6A8 prorata and then to 6A9-6A11 prorata.
3. Pay 50.0000000000% first prorata to 6A13-6A17 and then to 6A18-6A20 prorata.
4. Pay 6A4, 6A21 and 6A22 prorata until retired.

Notes

- **Collateral** – 30 Yr Jumbo Alt-A
- **Targeted Passthru Rate** – 5.5
- **Pricing Speed** – 100PPC (6-20cpr from months 1-12)
- **IO Bonds** –
 6IO1: (125/550)*(6A1-6A3 + 6A5-6A8)
 6IO2: (25/550)*(6A9-6A11)
 6IO3: (162.5/550)*(6A12-6A17)
 6IO4: (25/550)*(6A18-6A20)
 6IO5: (37.5/550)*(6A21+6A22)
- **Closing Date** - Will be 6/30/2003.

CWALT03-13T1G4 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/intexdeals

DEC TABLES REPORT Date: 05/28/2003 14:53:59 CMO Desk

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G4 Bond Name: 4A1

Months 480	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150
Date	4A1	4A1	4A1	4A1	4A1
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	78.51	77.62	77.62	77.62	77.62
6/25/2005	57.11	57.11	57.11	57.11	57.11
6/25/2006	38.32	38.32	38.32	37.94	19.56
6/25/2007	21.11	21.11	21.11	9.92	0.00
6/25/2008	5.35	5.35	5.35	0.00	0.00
11/25/2008	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	2.52	2.50	2.50	2.32	2.03

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G4 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/interdeals

DEC TABLES REPORT Date: 05/28/2003 14:53:59 **CMO Desk**

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G4 Bond Name: 4A13

Months 480	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150
Date	4A13	4A13	4A13	4A13	4A13
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	100.00	100.00	100.00	100.00	100.00
6/25/2005	100.00	100.00	100.00	100.00	100.00
6/25/2006	100.00	100.00	100.00	100.00	100.00
6/25/2007	100.00	100.00	100.00	100.00	75.00
6/25/2008	100.00	100.00	100.00	66.46	15.89
6/25/2009	76.52	76.52	76.52	29.22	0.00
6/25/2010	47.27	47.27	47.27	6.07	0.00
6/25/2011	28.99	28.99	28.99	0.00	0.00
6/25/2012	18.47	18.47	18.47	0.00	0.00
6/25/2013	12.97	12.97	12.97	0.00	0.00
6/25/2014	8.57	8.57	8.57	0.00	0.00
6/25/2015	5.02	5.02	5.02	0.00	0.00
6/25/2016	2.15	2.15	2.15	0.00	0.00
5/25/2017	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	7.55	7.55	7.55	5.58	4.46

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by *CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates.* The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G4 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/intexdeals

DEC TABLES REPORT Date: 05/28/2003 14:53:59 CMO Desk

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G4 Bond Name: 4A14

Months 480	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150
Date	4A14	4A14	4A14	4A14	4A14
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	81.49	80.72	80.72	80.72	80.72
6/25/2005	63.06	63.06	63.06	63.06	63.06
6/25/2006	46.87	46.87	46.87	46.54	30.70
6/25/2007	32.04	32.04	32.04	22.40	6.92
6/25/2008	18.47	18.47	18.47	4.55	0.00
6/25/2009	7.34	7.34	7.34	0.00	0.00
5/25/2010	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	3.02	3.00	3.00	2.67	2.31

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G4 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/interdeals

DEC TABLES REPORT Date: 05/28/2003 14:53:59 **CMO Desk**

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G4 Bond Name: 4A23

Months 480	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150
Date	4A23	4A23	4A23	4A23	4A23
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	100.00	100.00	100.00	100.00	100.00
6/25/2005	100.00	100.00	100.00	100.00	100.00
6/25/2006	100.00	100.00	100.00	100.00	100.00
6/25/2007	100.00	100.00	100.00	100.00	100.00
6/25/2008	100.00	100.00	100.00	100.00	31.74
6/25/2009	100.00	100.00	100.00	58.38	0.00
6/25/2010	94.43	94.43	94.43	12.12	0.00
6/25/2011	57.90	57.90	57.90	0.00	0.00
6/25/2012	36.90	36.90	36.90	0.00	0.00
6/25/2013	25.91	25.91	25.91	0.00	0.00
6/25/2014	17.11	17.11	17.11	0.00	0.00
6/25/2015	10.03	10.03	10.03	0.00	0.00
6/25/2016	4.30	4.30	4.30	0.00	0.00
5/25/2017	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	9.00	9.00	9.00	6.26	4.88

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securitics my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G4 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/intexdeals

DEC TABLES REPORT Date: 05/28/2003 14:53:59 **CMO Desk**

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G4 Bond Name: 4A24

Months 480	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150
Date	4A24	4A24	4A24	4A24	4A24
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	83.29	82.60	82.60	82.60	82.60
6/25/2005	66.65	66.65	66.65	66.65	66.65
6/25/2006	52.04	52.04	52.04	51.74	37.44
6/25/2007	38.65	38.65	38.65	29.95	15.97
6/25/2008	26.40	26.40	26.40	13.83	1.17
6/25/2009	16.35	16.35	16.35	4.51	0.00
6/25/2010	9.03	9.03	9.03	0.00	0.00
6/25/2011	4.45	4.45	4.45	0.00	0.00
6/25/2012	1.81	1.81	1.81	0.00	0.00
6/25/2013	0.44	0.44	0.44	0.00	0.00
11/25/2013	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	3.52	3.50	3.50	3.00	2.55

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affilliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G4 30 year 5.5's User ID: sijaz Deals Directory: /home/sijaz/intexdeals

DEC TABLES REPORT Date: 05/28/2003 14:53:59 CMO Desk

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G4 Bond Name: 4A31

Months 480	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150
Date	4A31	4A31	4A31	4A31	4A31
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	100.00	100.00	100.00	100.00	100.00
6/25/2005	100.00	100.00	100.00	100.00	100.00
6/25/2006	100.00	100.00	100.00	100.00	100.00
6/25/2007	100.00	100.00	100.00	100.00	100.00
6/25/2008	100.00	100.00	100.00	100.00	100.00
6/25/2009	100.00	100.00	100.00	100.00	0.00
6/25/2010	100.00	100.00	100.00	54.04	0.00
6/25/2011	100.00	100.00	100.00	0.00	0.00
6/25/2012	100.00	100.00	100.00	0.00	0.00
6/25/2013	100.00	100.00	100.00	0.00	0.00
6/25/2014	76.30	76.30	76.30	0.00	0.00
6/25/2015	44.72	44.72	44.72	0.00	0.00
6/25/2016	19.15	19.15	19.15	0.00	0.00
5/25/2017	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	11.95	11.95	11.95	7.09	5.34

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities wy not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G4 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/intexdeals

DEC TABLES REPORT Date: 05/28/2003 14:53:59 CMO Desk

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G4 Bond Name: 4A32

Months 480	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150
Date	4A32	4A32	4A32	4A32	4A32
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	100.00	88.94	76.67	64.36	51.98
6/25/2005	95.25	70.47	46.86	24.43	3.17
6/25/2006	90.53	56.88	26.60	0.00	0.00
6/25/2007	86.85	47.26	13.64	0.00	0.00
6/25/2008	84.06	40.85	6.23	0.00	0.00
6/25/2009	82.02	37.76	4.52	0.00	0.00
6/25/2010	78.04	34.26	3.55	0.00	0.00
6/25/2011	72.17	30.17	2.78	0.00	0.00
6/25/2012	65.35	25.97	2.17	0.00	0.00
6/25/2013	58.35	22.02	1.70	0.00	0.00
6/25/2014	51.86	18.59	1.32	0.00	0.00
6/25/2015	45.90	15.64	1.03	0.00	0.00
6/25/2016	40.44	13.09	0.79	0.00	0.00
6/25/2017	35.39	10.83	0.53	0.00	0.00
6/25/2018	30.07	8.16	0.00	0.00	0.00
6/25/2019	25.30	5.89	0.00	0.00	0.00
6/25/2020	21.05	3.97	0.00	0.00	0.00
6/25/2021	17.24	2.34	0.00	0.00	0.00
6/25/2022	13.84	0.94	0.00	0.00	0.00
6/25/2023	10.79	0.00	0.00	0.00	0.00
6/25/2024	8.06	0.00	0.00	0.00	0.00
6/25/2025	5.61	0.00	0.00	0.00	0.00
6/25/2026	3.41	0.00	0.00	0.00	0.00
6/25/2027	1.43	0.00	0.00	0.00	0.00
4/25/2028	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	11.76	5.88	2.42	1.43	1.09

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G4 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/interdeals

DEC TABLES REPORT Date: 05/28/2003 15:00:38 CMO Desk

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G4 Bond Name: 4A33

Months 480	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150
Date	4A33	4A33	4A33	4A33	4A33
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	105.64	105.64	105.64	105.64	105.64
6/25/2005	111.60	111.60	111.60	111.60	111.60
6/25/2006	117.89	117.89	117.89	117.89	117.89
6/25/2007	124.55	124.55	124.55	124.55	124.55
6/25/2008	131.57	131.57	131.57	131.57	131.57
6/25/2009	138.99	138.99	138.99	138.99	0.00
6/25/2010	146.83	146.83	146.83	146.83	0.00
6/25/2011	155.11	155.11	155.11	0.00	0.00
6/25/2012	163.86	163.86	163.86	0.00	0.00
6/25/2013	173.11	173.11	173.11	0.00	0.00
6/25/2014	182.87	182.87	182.87	0.00	0.00
6/25/2015	193.19	193.19	193.19	0.00	0.00
6/25/2016	204.09	204.09	204.09	0.00	0.00
6/25/2017	215.60	215.60	215.60	0.00	0.00
6/25/2018	227.76	227.76	196.25	0.00	0.00
6/35/2019	240.61	240.61	150.28	0.00	0.00
6/25/2020	254.18	254.18	114.51	0.00	0.00
6/25/2021	268.52	268.52	86.75	0.00	0.00
6/25/2022	283.66	283.66	65.27	0.00	0.00
6/25/2023	299.66	280.49	48.71	0.00	0.00
6/25/2024	316.57	220.15	35.98	0.00	0.00
6/25/2025	334.42	170.64	26.25	0.00	0.00
6/25/2026	353.29	130.14	18.84	0.00	0.00
6/25/2027	373.21	97.16	13.24	0.00	0.00
6/25/2028	368.23	70.42	9.03	0.00	0.00
6/25/2029	270.60	48.88	5.90	0.00	0.00
6/25/2030	185.38	31.62	3.59	0.00	0.00
6/25/2031	111.21	17.92	1.92	0.00	0.00
6/25/2032	46.88	7.13	0.72	0.00	0.00
4/25/2033	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	27.05	23.16	18.05	7.76	5.61

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G4 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/interdeals

DEC TABLES REPORT Date: 05/28/2003 15:00:38 CMO Desk

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G4 Bond Name: 4A34

Months 480	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150
Date	4A34	4A34	4A34	4A34	4A34
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	100.00	100.00	100.00	100.00	100.00
6/25/2005	100.00	100.00	100.00	100.00	100.00
6/25/2006	100.00	100.00	100.00	100.00	100.00
6/25/2007	100.00	100.00	100.00	100.00	100.00
6/25/2008	100.00	100.00	100.00	100.00	100.00
6/25/2009	95.18	93.57	91.90	90.17	77.23
6/25/2010	89.50	86.02	82.48	78.89	45.13
6/25/2011	82.28	76.42	70.68	64.99	26.61
6/25/2012	73.93	65.60	57.81	46.10	16.55
6/25/2013	64.90	54.39	45.11	33.72	11.30
6/25/2014	56.84	44.99	35.12	24.61	7.70
6/25/2015	49.66	37.13	27.27	17.92	5.23
6/25/2016	43.27	30.55	21.12	13.01	3.55
6/25/2017	37.57	25.05	16.30	9.42	2.39
6/25/2018	32.50	20.47	12.54	6.79	1.61
6/25/2019	28.00	16.65	9.60	4.87	1.08
6/25/2020	24.00	13.48	7.32	3.48	0.72
6/25/2021	20.46	10.85	5.54	2.47	0.48
6/25/2022	17.32	8.68	4.17	1.74	0.31
6/25/2023	14.54	6.88	3.11	1.22	0.21
6/25/2024	12.08	5.40	2.30	0.84	0.13
6/25/2025	9.92	4.19	1.68	0.58	0.08
6/25/2026	8.01	3.19	1.20	0.39	0.05
6/25/2027	6.33	2.38	0.85	0.26	0.03
6/25/2028	4.86	1.73	0.58	0.16	0.02
6/25/2029	3.57	1.20	0.38	0.10	0.01
6/25/2030	2.45	0.78	0.23	0.06	0.01
6/25/2031	1.47	0.44	0.12	0.03	*
6/25/2032	0.62	0.17	0.05	0.01	*
4/25/2033	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	13.31	11.62	10.49	9.53	7.54

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G4 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/intexdeals

DEC TABLES REPORT Date: 05/28/2003 15:00:39 CMO Desk

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G4 Bond Name: 4B1

Months 480	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150
Date	4B1	4B1	4B1	4B1	4B1
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	98.78	98.78	98.78	98.78	98.78
6/25/2005	97.48	97.48	97.48	97.48	97.48
6/25/2006	96.11	96.11	96.11	96.11	96.11
6/25/2007	94.64	94.64	94.64	94.64	94.64
6/25/2008	93.09	93.09	93.09	93.09	93.09
6/25/2009	88.60	87.10	85.55	83.93	82.24
6/25/2010	83.32	80.07	76.78	73.43	70.03
6/25/2011	76.59	71.14	65.79	60.55	55.43
6/25/2012	68.81	61.06	53.81	47.04	40.76
6/25/2013	60.41	50.63	41.99	34.42	27.83
6/25/2014	52.91	41.88	32.69	25.12	18.96
6/25/2015	46.23	34.56	25.39	18.29	12.88
6/25/2016	40.27	28.43	19.66	13.28	8.73
6/25/2017	34.97	23.32	15.18	9.61	5.90
6/25/2018	30.26	19.05	11.67	6.93	3.97
6/25/2019	26.07	15.50	8.94	4.97	2.66
6/25/2020	22.34	12.55	6.81	3.55	1.77
6/25/2021	19.04	10.10	5.16	2.52	1.18
6/25/2022	16.12	8.08	3.88	1.78	0.77
6/25/2023	13.53	6.40	2.90	1.25	0.51
6/25/2024	11.25	5.03	2.14	0.86	0.33
6/25/2025	9.23	3.90	1.56	0.59	0.21
6/25/2026	7.45	2.97	1.12	0.40	0.13
6/25/2027	5.89	2.22	0.79	0.26	0.08
6/25/2028	4.52	1.61	0.54	0.17	0.05
6/25/2029	3.32	1.12	0.35	0.10	0.03
6/25/2030	2.28	0.72	0.21	0.06	0.01
6/25/2031	1.37	0.41	0.11	0.03	0.01
6/25/2032	0.58	0.16	0.04	0.01	*
4/25/2033	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	12.57	11.00	9.94	9.20	8.65

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Deal Summary Report

CWALT03-13T1G4 30 year 5.5's

Date:05/28/2003 14:19:11
Closing Date: 6/30/2003
First Pay: 7/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148 Pac Bands I: 8- 20 II: 0- 0 III: 0- 0
WHOLE 30 year Pricing Speed: 100 PPC
WAC:6.10 WAM:358.00
Pacl %: 53.64

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Margin	Yield	Price %	Description	Cap	Mult	Bal %
4IO2	19,437,136.36	5.50000	7/03-11/08	2.50		0.00							5.53
4A1	4,319,363.00	2.00000	7/03-11/08	2.50		0.00							1.23
4A2	4,319,364.00	2.25000	7/03-11/08	2.50		0.00							1.23
4A3	4,319,363.00	2.50000	7/03-11/08	2.50		0.00							1.23
4A5	4,319,364.00	2.75000	7/03-11/08	2.50		0.00							1.23
4A6	4,319,364.00	3.00000	7/03-11/08	2.50		0.00							1.23
4A7	4,319,363.00	3.25000	7/03-11/08	2.50		0.00							1.23
4A8	4,319,364.00	3.50000	7/03-11/08	2.50		0.00							1.23
4A9	4,319,364.00	3.75000	7/03-11/08	2.50		0.00							1.23
4A10	4,319,363.00	4.00000	7/03-11/08	2.50		0.00							1.23
4A11	4,319,364.00	4.25000	7/03-11/08	2.50		0.00							1.23
4A12	4,319,364.00	4.50000	7/03-11/08	2.50		0.00							1.23
4A13	15,301,999.67	5.50000	11/08- 5/17	7.55		0.00							4.36
4IO3	20,056,363.64	5.50000	7/03- 5/10	3.00		0.00							5.71
4A14	6,128,333.00	2.50000	7/03- 5/10	3.00		0.00							1.74
4A15	6,128,333.00	2.75000	7/03- 5/10	3.00		0.00							1.74
4A16	6,128,334.00	3.00000	7/03- 5/10	3.00		0.00							1.74
4A17	6,128,333.00	3.25000	7/03- 5/10	3.00		0.00							1.74
4A18	6,128,333.00	3.50000	7/03- 6/10	3.00		0.00							1.74
4A19	6,128,334.00	3.75000	7/03- 5/10	3.00		0.00							1.74
4A20	6,128,333.00	4.00000	7/03- 5/10	3.00		0.00							1.74
4A21	6,128,333.00	4.25000	7/03- 5/10	3.00		0.00							1.74
4A22	6,128,334.00	4.50000	7/03- 5/10	3.00		0.00							1.74
4A23	7,659,999.67	5.50000	5/10- 5/17	9.00		0.00							2.18
4IO4	13,885,681.82	5.50000	7/03-11/13	3.50		0.00							3.95

Tot: 40 351,322,999.33 4.64060 4.20

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	351.323	5.500	PPC 100	358	2	1556.556	6.100

1 351.323 5.5000 358.0 2.0 1556.556

Yield Curve

Yr	2.01	4.88	9.89	27.89
Yld	1.537	2.808	3.954	4.928

Indices

1ML
1.320

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Deal Summary Report

CWALT03-13T1G4 30 year 5.5's

Date:05/28/2003 14:19:11
Closing Date: 6/30/2003
First Pay: 7/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148 Pac Bands I: 8- 20 II: 0- 0 III: 0- 0
WHOLE 30 year Pricing Speed: 100 PPC
Pacl %: 53.64
WAC:6.10 WAM:358.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Margin	Yield	Price %	Description	Cap	Mult	Bal %
4A24	8,728,142.00	3.50000	7/03-11/13	3.50		0.00							2.48
4A25	8,728,143.00	3.75000	7/03-11/13	3.50		0.00							2.48
4A26	8,728,143.00	4.00000	7/03-11/13	3.50		0.00							2.48
4A27	8,728,143.00	4.25000	7/03-11/13	3.50		0.00							2.48
4A28	8,728,143.00	4.50000	7/03-11/13	3.50		0.00							2.48
4A29	8,728,143.00	4.75000	7/03-11/13	3.50		0.00							2.48
4A30	8,728,143.00	5.00000	7/03-11/13	3.50		0.00							2.48
4A31	1,718,000.00	5.50000	11/13- 5/17	11.95		0.00							0.49
4A32	108,891,000.00	5.50000	7/03- 1/18	2.42		0.00							30.99
4A33	1,464,000.00	5.50000	1/18- 4/33	18.05		0.00							0.42
4IO1	1,516,636.36	5.50000	7/08- 4/33	10.49		0.00							0.43
4A34	11,122,000.00	5.25000	7/08- 4/33	10.49		0.00							3.17
4A35	11,122,000.00	5.00000	7/08- 4/33	10.49		0.00							3.17
4A4	10,956,000.00	5.50000	7/08- 4/33	10.49		0.00							3.12
4B1	19,323,000.00	5.50000	7/03- 4/33	9.94		0.00				"Sub. Bond, 5.50 percen			5.50

Tot: 40 351,322,999.33 4.64060 4.20

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	351.323	5.500	PPC 100	358	2	1556.556	6.100

1 351.323 5.5000 358.0 2.0 1556.556

Yield Curve

Yr	2.01	4.88	9.89	27.89
Yld	1.537	2.808	3.954	4.928

Indices

1ML
1.320

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk — **Deal Summary Report** — **CWALT03-13T1G4 30 year 5.5's**

Date:05/28/2003 14:19:11
Closing Date: 6/30/2003
First Pay: 7/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148 Pac Bands I: 8- 20 II: 0- 0 III: 0- 0
WHOLE 30 year Pricing Speed: 100 PPC Pacl %: 53.64
WAC:6.10 WAM:358.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Yield Margin	Price $	Description	Cap	Mult	Bal %
Tot: 40	351,322,999.33	4.64060		4.20								

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	351.323	5.500	PPC 100	358	2	1556.556	6.100
# 1	351.323	5.5000		358.0	2.0	1556.556	

Yield Curve

Yr	2.01	4.88	9.89	27.89
Yld	1.537	2.808	3.954	4.928

Indices

1ML
1.320

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G6 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/intexdeals

DEC TABLES REPORT Date: 05/21/2003 15:35:56 **CMO Desk**

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G6 Bond Name: 6A1

Months 480	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150
Date	6A1	6A1	6A1	6A1	6A1
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	89.69	85.20	80.69	76.16	71.62
6/25/2005	77.68	68.57	59.90	51.65	43.84
6/25/2006	66.94	54.57	43.44	33.49	24.64
6/25/2007	57.34	42.79	30.43	20.04	11.39
6/25/2008	48.77	32.89	20.17	10.11	2.27
6/25/2009	41.84	25.58	13.36	4.37	0.00
6/25/2010	35.89	19.80	8.51	0.82	0.00
6/25/2011	30.94	15.50	5.44	0.00	0.00
6/25/2012	26.85	12.37	3.63	0.00	0.00
6/25/2013	23.47	10.12	2.65	0.00	0.00
6/25/2014	20.45	8.22	1.88	0.00	0.00
6/25/2015	17.76	6.64	1.27	0.00	0.00
6/25/2016	15.36	5.31	0.79	0.00	0.00
6/25/2017	13.23	4.21	0.42	0.00	0.00
6/25/2018	11.33	3.28	0.13	0.00	0.00
6/25/2019	9.65	2.51	0.00	0.00	0.00
6/25/2020	8.15	1.88	0.00	0.00	0.00
6/25/2021	6.82	1.35	0.00	0.00	0.00
6/25/2022	5.65	0.91	0.00	0.00	0.00
6/25/2023	4.60	0.54	0.00	0.00	0.00
6/25/2024	3.68	0.25	0.00	0.00	0.00
6/25/2025	2.87	*	0.00	0.00	0.00
6/25/2026	2.16	0.00	0.00	0.00	0.00
6/25/2027	1.53	0.00	0.00	0.00	0.00
6/25/2028	0.98	0.00	0.00	0.00	0.00
6/25/2029	0.50	0.00	0.00	0.00	0.00
6/25/2030	0.07	0.00	0.00	0.00	0.00
9/25/2030	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	6.77	4.55	3.25	2.49	2.05

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G6 30 year 5.5's **User ID: sljaz** **Deals Directory: /home/sljaz/interdeals**

DEC TABLES REPORT **Date: 05/21/2003 15:35:56** **CMO Desk**

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G6 Bond Name: 6A9

Months 480	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150
Date	6A9	6A9	6A9	6A9	6A9
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	100.00	100.00	100.00	100.00	100.00
6/25/2005	100.00	100.00	100.00	100.00	100.00
6/25/2006	100.00	100.00	100.00	100.00	100.00
6/25/2007	100.00	100.00	100.00	100.00	100.00
6/25/2008	100.00	100.00	100.00	100.00	100.00
6/25/2009	100.00	100.00	100.00	100.00	0.00
6/25/2010	100.00	100.00	100.00	100.00	0.00
6/25/2011	100.00	100.00	100.00	0.00	0.00
6/25/2012	100.00	100.00	100.00	0.00	0.00
6/25/2013	100.00	100.00	100.00	0.00	0.00
6/25/2014	100.00	100.00	100.00	0.00	0.00
6/25/2015	100.00	100.00	100.00	0.00	0.00
6/25/2016	100.00	100.00	100.00	0.00	0.00
6/25/2017	100.00	100.00	100.00	0.00	0.00
6/25/2018	100.00	100.00	100.00	0.00	0.00
6/25/2019	100.00	100.00	88.29	0.00	0.00
6/25/2020	100.00	100.00	67.27	0.00	0.00
6/25/2021	100.00	100.00	50.97	0.00	0.00
6/25/2022	100.00	100.00	38.35	0.00	0.00
6/25/2023	100.00	100.00	28.62	0.00	0.00
6/25/2024	100.00	100.00	21.14	0.00	0.00
6/25/2025	100.00	100.00	15.42	0.00	0.00
6/25/2026	100.00	76.45	11.07	0.00	0.00
6/25/2027	100.00	57.08	7.78	0.00	0.00
6/25/2028	100.00	41.37	5.31	0.00	0.00
6/25/2029	100.00	28.71	3.47	0.00	0.00
6/25/2030	100.00	18.58	2.11	0.00	0.00
6/25/2031	65.33	10.53	1.13	0.00	0.00
6/25/2032	27.54	4.19	0.42	0.00	0.00
4/25/2033	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	28.46	24.88	18.95	7.73	5.58

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G6 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/intexdeals

DEC TABLES REPORT Date: 05/21/2003 15:35:56 CMO Desk

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G6 Bond Name: 6A12

Months 480	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150
Date	6A12	6A12	6A12	6A12	6A12
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	88.64	83.69	78.72	73.74	68.73
6/25/2005	75.41	65.37	55.81	46.73	38.12
6/25/2006	63.57	49.95	37.68	26.71	16.97
6/25/2007	53.00	36.96	23.35	11.90	2.37
6/25/2008	43.55	26.05	12.03	0.95	0.00
6/25/2009	35.92	18.00	4.54	0.00	0.00
6/25/2010	29.36	11.63	0.00	0.00	0.00
6/25/2011	23.90	6.90	0.00	0.00	0.00
6/25/2012	19.40	3.45	0.00	0.00	0.00
6/25/2013	15.67	0.96	0.00	0.00	0.00
6/25/2014	12.35	0.00	0.00	0.00	0.00
6/25/2015	9.38	0.00	0.00	0.00	0.00
6/25/2016	6.74	0.00	0.00	0.00	0.00
6/25/2017	4.39	0.00	0.00	0.00	0.00
6/25/2018	2.30	0.00	0.00	0.00	0.00
6/25/2019	0.44	0.00	0.00	0.00	0.00
10/25/2019	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	5.36	3.55	2.64	2.12	1.78

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affililiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G6 30 year 5.5's User ID: sijaz Deals Directory: /home/sijaz/intexdeals

DEC TABLES REPORT Date: 05/21/2003 15:35:56 CMO Desk

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G6 Bond Name: 6A19

Months 480	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150
Date	6A19	6A19	6A19	6A19	6A19
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	100.00	100.00	100.00	100.00	100.00
6/25/2005	100.00	100.00	100.00	100.00	100.00
6/25/2006	100.00	100.00	100.00	100.00	100.00
6/25/2007	100.00	100.00	100.00	100.00	100.00
6/25/2008	100.00	100.00	100.00	100.00	30.86
6/25/2009	100.00	100.00	100.00	51.71	0.00
6/25/2010	100.00	100.00	92.76	16.52	0.00
6/25/2011	100.00	100.00	62.27	0.00	0.00
6/25/2012	100.00	100.00	44.33	0.00	0.00
6/25/2013	100.00	100.00	34.60	0.00	0.00
6/25/2014	100.00	89.88	26.94	0.00	0.00
6/25/2015	100.00	74.16	20.92	0.00	0.00
6/25/2016	100.00	61.02	16.20	0.00	0.00
6/25/2017	100.00	50.05	12.50	0.00	0.00
6/25/2018	100.00	40.89	9.62	0.00	0.00
6/25/2019	100.00	33.27	7.36	0.00	0.00
6/25/2020	89.16	26.94	5.61	0.00	0.00
6/25/2021	75.99	21.68	4.25	0.00	0.00
6/25/2022	64.32	17.33	3.20	0.00	0.00
6/25/2023	54.00	13.74	2.39	0.00	0.00
6/25/2024	44.87	10.79	1.76	0.00	0.00
6/25/2025	36.83	8.36	1.29	0.00	0.00
6/25/2026	29.74	6.38	0.92	0.00	0.00
6/25/2027	23.51	4.76	0.65	0.00	0.00
6/25/2028	18.04	3.45	0.44	0.00	0.00
6/25/2029	13.26	2.39	0.29	0.00	0.00
6/25/2030	9.08	1.55	0.18	0.00	0.00
6/25/2031	5.45	0.88	0.09	0.00	0.00
6/25/2032	2.30	0.35	0.04	0.00	0.00
4/25/2033	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	21.20	15.21	10.02	6.21	4.83

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G6 30 year 5.5's User ID: sijaz Deals Directory: /home/sijaz/intexdeals

DEC TABLES REPORT Date: 05/21/2003 15:35:56 CMO Desk

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G6 Bond Name: 6A22

Months 480	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150
Date	6A22	6A22	6A22	6A22	6A22
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	100.00	100.00	100.00	100.00	100.00
6/25/2005	100.00	100.00	100.00	100.00	100.00
6/25/2006	100.00	100.00	100.00	100.00	100.00
6/25/2007	100.00	100.00	100.00	100.00	100.00
6/25/2008	100.00	100.00	100.00	100.00	100.00
6/25/2009	95.18	93.57	91.90	90.17	77.23
6/25/2010	89.50	86.02	82.48	78.89	45.13
6/25/2011	82.28	76.42	70.68	64.99	26.61
6/25/2012	73.93	65.60	57.81	46.10	16.55
6/25/2013	64.90	54.39	45.11	33.72	11.30
6/25/2014	56.84	44.99	35.12	24.61	7.70
6/25/2015	49.66	37.13	27.27	17.92	5.23
6/25/2016	43.27	30.55	21.12	13.01	3.55
6/25/2017	37.57	25.05	16.30	9.42	2.39
6/25/2018	32.50	20.47	12.54	6.79	1.61
6/25/2019	28.00	16.65	9.60	4.87	1.08
6/25/2020	24.00	13.48	7.32	3.48	0.72
6/25/2021	20.46	10.85	5.54	2.47	0.48
6/25/2022	17.32	8.68	4.17	1.74	0.31
6/25/2023	14.54	6.88	3.11	1.22	0.21
6/25/2024	12.08	5.40	2.30	0.84	0.13
6/25/2025	9.92	4.19	1.68	0.58	0.08
6/25/2026	8.01	3.19	1.20	0.39	0.05
6/25/2027	6.33	2.38	0.85	0.26	0.03
6/25/2028	4.86	1.73	0.58	0.16	0.02
6/25/2029	3.57	1.20	0.38	0.10	0.01
6/25/2030	2.45	0.78	0.23	0.06	0.01
6/25/2031	1.47	0.44	0.12	0.03	*
6/25/2032	0.62	0.17	0.05	0.01	*
4/25/2033	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	13.31	11.62	10.49	9.53	7.54

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no *circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in* any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CWALT03-13T1G6 30 year 5.5's User ID: sljaz Deals Directory: /home/sljaz/intexdeals

DEC TABLES REPORT Date: 05/21/2003 15:35:56 CMO Desk

Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00 Pricing Speed: 100 PPC

Deal: CWALT03-13T1G6 Bond Name: Sub

Months 480	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150
Date	Sub	Sub	Sub	Sub	Sub
6/30/2003	100.00	100.00	100.00	100.00	100.00
6/25/2004	98.78	98.78	98.78	98.78	98.78
6/25/2005	97.48	97.48	97.48	97.48	97.48
6/25/2006	96.11	96.11	96.11	96.11	96.11
6/25/2007	94.64	94.64	94.64	94.64	94.64
6/25/2008	93.09	93.09	93.09	93.09	93.09
6/25/2009	88.60	87.10	85.55	83.93	82.24
6/25/2010	83.32	80.07	76.78	73.43	70.03
6/25/2011	76.59	71.14	65.79	60.55	55.43
6/25/2012	68.81	61.06	53.81	47.04	40.76
6/25/2013	60.41	50.63	41.99	34.42	27.83
6/25/2014	52.91	41.88	32.69	25.12	18.96
6/25/2015	46.23	34.56	25.39	18.29	12.88
6/25/2016	40.27	28.43	19.66	13.28	8.73
6/25/2017	34.97	23.32	15.18	9.61	5.90
6/25/2018	30.26	19.05	11.67	6.93	3.97
6/25/2019	26.07	15.50	8.94	4.97	2.66
6/25/2020	22.34	12.55	6.81	3.55	1.77
6/25/2021	19.04	10.10	5.16	2.52	1.18
6/25/2022	16.12	8.08	3.88	1.78	0.77
6/25/2023	13.53	6.40	2.90	1.25	0.51
6/25/2024	11.25	5.03	2.14	0.86	0.33
6/25/2025	9.23	3.90	1.56	0.59	0.21
6/25/2026	7.45	2.97	1.12	0.40	0.13
6/25/2027	5.89	2.22	0.79	0.26	0.08
6/25/2028	4.52	1.61	0.54	0.17	0.05
6/25/2029	3.32	1.12	0.35	0.10	0.03
6/25/2030	2.28	0.72	0.21	0.06	0.01
6/25/2031	1.37	0.41	0.11	0.03	0.01
6/25/2032	0.58	0.16	0.04	0.01	*
4/25/2033	0.00	0.00	0.00	0.00	0.00
Ave Life (Yrs)	12.57	11.00	9.94	9.20	8.65

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk — Deal Summary Report — CWALT03-13T1G6 30 year 5.5's

Date:05/21/2003 15:02:00
Closing Date: 6/30/2003
First Pay: 7/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148
WHOLE 30 year Pricing Speed: 100 PPC
WAC:6.10 WAM:358.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Margin	Yield	Price %	Description	Cap	Mult	Bal %
6IO1	33,671,363.64	5.50000	7/03- 1/19	3.25		0.00							9.58
6A1	21,164,857.00	3.50000	7/03- 1/19	3.25		0.00							6.02
6A2	21,164,857.00	3.75000	7/03- 1/19	3.25		0.00							6.02
6A3	21,164,857.00	4.00000	7/03- 1/19	3.25		0.00							6.02
6A5	21,164,857.00	4.25000	7/03- 1/19	3.25		0.00							6.02
6A6	21,164,857.00	4.50000	7/03- 1/19	3.25		0.00							6.02
6A7	21,164,857.00	4.75000	7/03- 1/19	3.25		0.00							6.02
6A8	21,164,858.00	5.00000	7/03- 1/19	3.25		0.00							6.02
6IO2	56,636.36	5.50000	1/19- 4/33	18.95		0.00							0.02
6A9	415,333.00	5.00000	1/19- 4/33	18.95		0.00							0.12
6A10	415,333.00	6.25000	1/19- 4/33	18.95		0.00							0.12
6A11	415,334.00	5.50000	1/19- 4/33	18.95		0.00							0.12
6IO3	39,726,818.18	5.50000	7/03- 4/10	2.64		0.00							11.31
6A12	22,410,000.00	3.25000	7/03- 4/10	2.64		0.00							6.38
6A13	22,410,000.00	3.50000	7/03- 4/10	2.64		0.00							6.38
6A14	22,410,000.00	3.75000	7/03- 4/10	2.64		0.00							6.38
6A15	22,410,000.00	4.00000	7/03- 4/10	2.64		0.00							6.38
6A16	22,410,000.00	4.25000	7/03- 4/10	2.64		0.00							6.38
6A17	22,410,000.00	4.50000	7/03- 4/10	2.64		0.00							6.38
6IO4	679,090.91	5.50000	4/10- 4/33	10.02		0.00							0.19
6A18	4,980,000.00	5.00000	4/10- 4/33	10.02		0.00							1.42
6A19	4,980,000.00	5.25000	4/10- 4/33	10.02		0.00							1.42
6A20	4,980,000.00	5.50000	4/10- 4/33	10.02		0.00							1.42
6IO5	1,494,000.00	5.50000	7/08- 4/33	10.49		0.00							0.43
6A22	10,956,000.00	5.25000	7/08- 4/33	10.49		0.00							3.12
Tot: 28	351,323,000	4.31604		4.19									

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	351.323	5.500	PPC 100	358	2	1556.556	6.100

# 1	351.323	5.5000	358.0	2.0	1556.556

Yield Curve

Yr	2.01	4.88	9.89	27.89
Yld	1.537	2.808	3.954	4.928

Indices

1ML
1.320

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Deal Summary Report

CWALT03-13T1G6 30 year 5.5's

Date:05/21/2003 15:02:00
Closing Date: 6/30/2003
First Pay: 7/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148
WHOLE 30 year Pricing Speed: 100 PPC
WAC:6.10 WAM:358.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Margin	Yield	Price %	Description	Cap	Mult	Bal %
6A21	10,956,000.00	5.00000	7/08- 4/33	10.49		0.00							3.12
6A4	11,288,000.00	5.50000	7/08- 4/33	10.49		0.00							3.21
Sub	19,323,000.00	5.50000	7/03- 4/33	9.94		0.00				*Sub. Bond, 5.50 percen			5.50
Tot: 28	351,323,000	4.31604		4.19									

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	351.323	5.500	PPC 100	358	2	1556.556	6.100
# 1	351.323	5.5000		358.0	2.0	1556.556	

Yield Curve

Yr	2.01	4.88	9.89	27.89
Yld	1.537	2.808	3.954	4.928

Indices

1ML
1.320

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Yields Given Prices Report CWALT03-13AR4 30 year 5.5's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 06/23/2003 19:21:34

Bond: A1 Balance: 125,000,000 Coupon: 4.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/30/2003 WHOLE 30 year WAC: 6.10 WAM: 358.00

Months 480	CPR 10.00	CPR 12.00	CPR 15.00	CPR 18.00	CPR 20.00	CPR 25.00	CPR 30.00	CPR 40.00	CPR 55.00
100-24	3.793	3.750	3.681	3.610	3.563	3.443	3.318	3.040	2.533
100-26	3.778	3.732	3.659	3.585	3.535	3.408	3.274	2.979	2.442
100-28	3.763	3.715	3.638	3.559	3.506	3.372	3.231	2.919	2.351
100-30	3.749	3.698	3.616	3.533	3.477	3.336	3.187	2.858	2.260
101- 0	3.734	3.680	3.595	3.507	3.449	3.300	3.144	2.798	2.169
101- 2	3.719	3.663	3.573	3.482	3.420	3.264	3.100	2.738	2.078
101- 4	3.705	3.646	3.552	3.456	3.392	3.229	3.057	2.678	1.988
101- 6	3.690	3.629	3.531	3.431	3.363	3.193	3.014	2.618	1.897
*101- 8	3.676	3.612	3.509	3.405	3.335	3.157	2.971	2.558	1.807
101-10	3.661	3.595	3.488	3.379	3.307	3.122	2.927	2.498	1.717
101-12	3.647	3.577	3.467	3.354	3.278	3.086	2.884	2.438	1.627
101-14	3.632	3.560	3.445	3.328	3.250	3.051	2.841	2.379	1.537
101-16	3.618	3.543	3.424	3.303	3.222	3.015	2.798	2.319	1.447
101-18	3.603	3.526	3.403	3.278	3.193	2.980	2.755	2.259	1.357
101-20	3.589	3.509	3.382	3.252	3.165	2.944	2.712	2.200	1.268
101-22	3.574	3.492	3.361	3.227	3.137	2.909	2.669	2.140	1.178
101-24	3.560	3.475	3.340	3.201	3.109	2.873	2.627	2.081	1.089
AVG LIFE	4.95	4.09	3.20	2.62	2.34	1.84	1.50	1.06	0.70
DURATION	4.23	3.59	2.89	2.41	2.17	1.73	1.42	1.03	0.68
FIRST PAY	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03
LAST PAY	7/18	12/15	10/12	8/10	9/09	3/08	4/07	3/06	3/05

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

ALTERNATIVE LOAN TRUST 2003-13T1
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-31

NY1 5402763v1


COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_13T1_SUBS 30 year 5.8's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 06/24/2003 12:42:12

Bond: M Balance: 11,375,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/30/2003 COMM 30 year WAC: 6.07 WAM: 356.66
>>>>> Prepayment Ramp begins at 6.000 and rises to 20.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 250
100-28	5.451	5.432	5.417	5.404	5.393	5.384	5.376	5.369	5.354	5.307
101- 0	5.440	5.419	5.402	5.388	5.376	5.366	5.357	5.349	5.334	5.282
101- 4	5.429	5.406	5.388	5.372	5.359	5.348	5.338	5.330	5.313	5.256
101- 8	5.417	5.393	5.373	5.356	5.342	5.330	5.320	5.311	5.292	5.231
101-12	5.406	5.380	5.358	5.340	5.325	5.312	5.301	5.291	5.271	5.206
101-16	5.395	5.367	5.344	5.324	5.308	5.294	5.282	5.272	5.251	5.180
101-20	5.384	5.355	5.329	5.309	5.291	5.276	5.264	5.253	5.230	5.155
101-24	5.373	5.342	5.315	5.293	5.274	5.259	5.245	5.233	5.209	5.129
101-28	5.362	5.329	5.301	5.277	5.257	5.241	5.227	5.214	5.189	5.104
102- 0	5.351	5.316	5.286	5.261	5.241	5.223	5.208	5.195	5.168	5.079
102- 4	5.340	5.303	5.272	5.246	5.224	5.205	5.190	5.176	5.148	5.054
*102- 8	5.329	5.290	5.257	5.230	5.207	5.188	5.171	5.157	5.127	5.029
102-12	5.318	5.277	5.243	5.214	5.190	5.170	5.153	5.138	5.107	5.004
102-16	5.307	5.265	5.229	5.199	5.174	5.153	5.135	5.119	5.086	4.978
102-20	5.296	5.252	5.215	5.183	5.157	5.135	5.116	5.100	5.066	4.953
102-24	5.285	5.239	5.200	5.168	5.141	5.118	5.098	5.081	5.045	4.928
102-28	5.274	5.227	5.186	5.152	5.124	5.100	5.080	5.062	5.025	4.904
103- 0	5.263	5.214	5.172	5.137	5.107	5.083	5.061	5.043	5.005	4.879
103- 4	5.253	5.201	5.158	5.121	5.091	5.065	5.043	5.024	4.984	4.854
103- 8	5.242	5.189	5.144	5.106	5.074	5.048	5.025	5.005	4.964	4.829
103-12	5.231	5.176	5.129	5.090	5.058	5.030	5.007	4.986	4.944	4.804
103-16	5.220	5.164	5.115	5.075	5.041	5.013	4.989	4.967	4.924	4.779
103-20	5.209	5.151	5.101	5.060	5.025	4.996	4.971	4.949	4.904	4.755
AVG LIFE	19.24	15.10	12.60	11.02	9.97	9.22	8.67	8.24	7.50	5.83
DURATION	11.09	9.52	8.49	7.79	7.28	6.91	6.61	6.38	5.94	4.84
FIRST PAY	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03
LAST PAY	6/33	6/33	6/33	6/33	6/33	6/33	6/33	5/33	1/33	7/29

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_13T1_SUBS 30 year 5.8's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 06/24/2003 12:42:13

Bond: B1 Balance: 2,625,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/30/2003 COMM 30 year WAC: 6.07 WAM: 356.66
>>>>> Prepayment Ramp begins at 6.000 and rises to 20.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 250
99- 8	5.599	5.604	5.609	5.613	5.617	5.620	5.622	5.624	5.629	5.643
99-12	5.587	5.591	5.594	5.597	5.599	5.601	5.603	5.604	5.607	5.617
99-16	5.576	5.578	5.579	5.581	5.582	5.583	5.584	5.584	5.586	5.591
99-20	5.564	5.564	5.564	5.564	5.565	5.565	5.565	5.565	5.565	5.565
99-24	5.553	5.551	5.549	5.548	5.547	5.546	5.546	5.545	5.544	5.539
99-28	5.541	5.538	5.535	5.532	5.530	5.528	5.527	5.525	5.522	5.513
100- 0	5.530	5.524	5.520	5.516	5.513	5.510	5.508	5.506	5.501	5.487
100- 4	5.519	5.511	5.505	5.500	5.495	5.492	5.489	5.486	5.480	5.462
100- 8	5.507	5.498	5.490	5.484	5.478	5.474	5.470	5.466	5.459	5.436
100-12	5.496	5.485	5.475	5.468	5.461	5.456	5.451	5.447	5.438	5.410
100-16	5.485	5.472	5.461	5.452	5.444	5.438	5.432	5.427	5.417	5.384
*100-20	5.473	5.459	5.446	5.436	5.427	5.419	5.413	5.408	5.396	5.359
100-24	5.462	5.445	5.431	5.420	5.410	5.401	5.394	5.388	5.375	5.333
100-28	5.451	5.432	5.417	5.404	5.393	5.384	5.376	5.369	5.354	5.307
101- 0	5.440	5.419	5.402	5.388	5.376	5.366	5.357	5.349	5.334	5.282
101- 4	5.429	5.406	5.388	5.372	5.359	5.348	5.338	5.330	5.313	5.256
101- 8	5.417	5.393	5.373	5.356	5.342	5.330	5.320	5.311	5.292	5.231
101-12	5.406	5.380	5.358	5.340	5.325	5.312	5.301	5.291	5.271	5.206
101-16	5.395	5.367	5.344	5.324	5.308	5.294	5.282	5.272	5.251	5.180
101-20	5.384	5.355	5.329	5.309	5.291	5.276	5.264	5.253	5.230	5.155
101-24	5.373	5.342	5.315	5.293	5.274	5.259	5.245	5.233	5.209	5.129
101-28	5.362	5.329	5.301	5.277	5.257	5.241	5.227	5.214	5.189	5.104
102- 0	5.351	5.316	5.286	5.261	5.241	5.223	5.208	5.195	5.168	5.079
AVG LIFE	19.24	15.10	12.60	11.02	9.97	9.22	8.67	8.24	7.50	5.83
DURATION	10.99	9.43	8.42	7.73	7.24	6.87	6.58	6.34	5.91	4.82
FIRST PAY	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03
LAST PAY	6/33	6/33	6/33	6/33	6/33	6/33	5/33	2/33	7/32	11/27

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_13T1_SUBS 30 year 5.8's

User ID: klcibowi Deals Directory: /opt/intex/deals Date: 06/24/2003 12:42:15

Bond: B2 Balance: 1,400,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/30/2003 COMM 30 year WAC: 6.07 WAM: 356.66
>>>>> Prepayment Ramp begins at 6.000 and rises to 20.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 250
91- 4	6.398	6.534	6.648	6.742	6.820	6.885	6.942	6.991	7.093	7.434
91- 8	6.385	6.519	6.631	6.723	6.800	6.865	6.920	6.969	7.069	7.405
91-12	6.372	6.503	6.614	6.705	6.780	6.844	6.899	6.947	7.045	7.376
91-16	6.358	6.488	6.597	6.686	6.761	6.824	6.877	6.925	7.022	7.347
91-20	6.345	6.473	6.580	6.668	6.741	6.803	6.856	6.902	6.998	7.318
91-24	6.332	6.458	6.563	6.650	6.722	6.782	6.835	6.880	6.974	7.289
91-28	6.319	6.443	6.546	6.631	6.702	6.762	6.813	6.858	6.951	7.261
92- 0	6.306	6.428	6.529	6.613	6.683	6.742	6.792	6.836	6.927	7.232
92- 4	6.293	6.413	6.512	6.595	6.664	6.721	6.771	6.814	6.904	7.203
92- 8	6.281	6.398	6.496	6.577	6.644	6.701	6.750	6.792	6.880	7.174
92-12	6.268	6.383	6.479	6.559	6.625	6.681	6.728	6.770	6.857	7.146
*92-16	6.255	6.368	6.462	6.541	6.606	6.660	6.707	6.749	6.833	7.117
92-20	6.242	6.353	6.446	6.523	6.586	6.640	6.686	6.727	6.810	7.089
92-24	6.229	6.338	6.429	6.504	6.567	6.620	6.665	6.705	6.787	7.060
92-28	6.216	6.323	6.413	6.487	6.548	6.600	6.644	6.683	6.763	7.032
93- 0	6.204	6.308	6.396	6.469	6.529	6.580	6.623	6.662	6.740	7.003
93- 4	6.191	6.293	6.379	6.451	6.510	6.560	6.602	6.640	6.717	6.975
93- 8	6.178	6.279	6.363	6.433	6.491	6.540	6.582	6.618	6.694	6.947
93-12	6.166	6.264	6.347	6.415	6.472	6.520	6.561	6.597	6.671	6.918
93-16	6.153	6.249	6.330	6.397	6.453	6.500	6.540	6.575	6.648	6.890
93-20	6.140	6.235	6.314	6.379	6.434	6.480	6.519	6.554	6.625	6.862
93-24	6.128	6.220	6.297	6.362	6.415	6.460	6.498	6.532	6.602	6.834
93-28	6.115	6.205	6.281	6.344	6.396	6.440	6.478	6.511	6.579	6.806
AVG LIFE	19.24	15.10	12.60	11.02	9.97	9.22	8.67	8.24	7.50	5.83
DURATION	10.47	9.01	8.07	7.44	6.99	6.64	6.38	6.16	5.75	4.71
FIRST PAY	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03
LAST PAY	6/33	6/33	6/33	6/33	6/33	6/33	4/33	1/33	3/32	2/27

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.